October 20, 2006

Mail Stop 6010

Gregory D. Casciaro
Xtent, Inc.
President, Chief Executive Officer and Director
125 Constitution Drive
Menlo Park, CA 94025-1118

> **Re:** **Xtent, Inc.**
> **Amendment No. 2 to Form S-1**
> **Filed October 6, 2006**
> **File No. 333-136371**

Dear Mr. Casciaro:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 2

1. We note your revised disclosure in response to comment 2 in our letter to you dated September 26, 2006. Your disclosure states only that the use of bare metal stents has increased, but does not state clearly that some cardiac centers have reduced the use of drug-coated stents.

Risk Factors, page 9

2.   Add a separate risk factor addressing the risks to your business resulting from the
        fact that the Food and Drug Administration has convened a panel to examine
        potential risks of heart attacks or thrombosis from the use of drug coated stents.

Stock-Based Compensation, page 49

3.   We note the revised disclosure on pages 49-52 provided in response to prior
        comment 4. With respect to the use of the linear progression model, you state that
        you determined there were no significant valuation milestones during the period.
        Further, you state that no single event during the period contributed to the
        increase in the fair value of your common stock, but that the combination of many
        individual factors during the period contributed to the increased value of your
        common stock. Please address the following:

        • Revise the filing to refocus the discussion on the various individual factors
          that contributed to the increased value of your common stock. As we note
          that these events did not occur in a linear fashion, explain to investors how the
          timing of these events impacted the value of your company's stock.
        • We note that you have completed the first phase of your clinical trials, you are
          currently enrolling and conducting your CUSTOM II clinical trial and you are
          initiating your CUSTOM III clinical trial. Tell us why you do not consider
          these events to be significant milestones and events that have added value to
          the company's common stock.
        • Otherwise, in light of your statement that there have not been any significant
          valuation milestones during the period, please explain to us the specific
          factors that have caused the estimated fair value of your common stock to
          increase significantly from $.83 per share in February 2005 to $6.16 at July
          31, 2006.

4.   We note your response to prior comment 7. We reissue the prior comment in its
        entirety.

5.   Please be advised that comments on your confidential treatment request will be
        sent in a separate letter and should be resolved prior to requesting acceleration of
        effectiveness.

6.   We note that certain exhibits will be filed by amendment. We may have further
        comments once you file these exhibits.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

         We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

        You may contact Kevin Vaughn at (202) 551-3643 or Martin James, Senior
Assistant Chief Accountant, at (202) 551-3671 if you have questions regarding comments
on the financial statements and related matters. Please contact Eduardo Aleman at (202)
551-3646 or me at (202) 551-3800 with any other questions.

                                                        Sincerely,

                                                        Peggy Fisher
                                                        Assistant Director

cc(via facsimile): J. Casey McGlynn, Esq.